FORM OF NOTICE OF
AMENDMENT OF ELIGIBLE OPTIONS
AND ELIGIBILITY FOR CASH BONUS

To: [       ]

We are pleased to announce that we have completed our Offer to amend Eligible Options. As a result of the Offer, we have accepted submitted acceptances of the Offer with respect to Eligible Options covering [number] shares of Progress common stock and have amended the per share exercise price of each such option to the fair market value per share of Progress common stock on the measurement date for each such option for tax purposes, as set forth in Schedule I to the Offer to Amend dated December 22, 2006 (the “Offer to Amend”). In addition, the participants whose Eligible Options have been amended in accordance with the Offer are now eligible to receive special cash bonuses in the aggregate amount of up to $[dollar amount] to compensate them for the increase in the exercise prices per share in effect for their amended options.

As part of our acceptance process, we accepted and amended your Eligible Options as set forth on Exhibit A. Accordingly, the adjusted exercise price per share in effect for each of your amended options is as set forth on Exhibit A. Each of your amended options will continue to vest in accordance with the same vesting schedule measured from the same vesting commencement date currently in effect for such option. The amendment has had no effect on the option’s vesting schedule, exercise period, option term or any other term of the option.

By accepting the Offer with respect to the Eligible Options set forth on Exhibit A, you became eligible to receive a special cash bonus (the “Cash Bonus”) as set forth on Exhibit A. Except as otherwise set forth in the Offer to Amend, you must remain employed by Progress on each applicable payment date to receive the portion of the Cash Bonus payable on that date.

We must withhold all applicable U.S. federal, state and local income and employment withholding taxes as well as all applicable foreign tax and other payments from each Cash Bonus payment, and you will receive only the portion of the payment remaining after those taxes and payments have been withheld.

Your eligibility to receive the Cash Bonus is subject to the terms and conditions of the Offer as set forth in the Offer to Amend and the related Letter of Transmittal (collectively, the “Offer Documents”), all of which are incorporated herein by reference. The Offer Documents reflect the entire agreement between you and Progress with respect to this transaction. That agreement may be amended only by means of a writing signed by you and an authorized officer of Progress.

Exhibit A

Amended Eligible Options Held by [Holder]

Number
Option		Number of	Original	Amended	of Shares	Cash
Number	Grant Date	Shares Granted	Exercise Price	Exercise Price	Constituting an Eligible Option	Bonus

The Cash Bonus will have two components. First, the Cash Bonus payable with respect to Eligible Option shares that were vested as of the expiration date of the Offer (the “Vested Cash Bonus”) will not be subject to any vesting conditions and will be payable to you as soon as practicable after January 20, 2008, regardless of whether you are employed by us on the date of payment. Because options cease to vest upon termination of employment, optionees whose employment with us has terminated or terminates before the expiration date of the offer will be eligible to receive only the Vested Cash Bonus. Second, any Cash Bonus payable with respect to Eligible Option shares that have vested after, or are scheduled to vest after, the expiration date of the Offer (the “Unvested Cash Bonus”) will become payable to you in up to four installments payable on or about April 5 and October 5 (each, a “Payment Date”) of 2008 and 2009. The number of installments for the Unvested Cash Bonus will depend on the date when the latest to vest of your eligible options will become fully vested, as more fully described in the Offer to Amend. You must remain employed by us on the applicable Payment Date to receive the portion of the Unvested Cash Bonus payable on that date.